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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            US FACILITIES CORPORATION
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    911822104
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                     07024
                                (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 20, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].






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SCHEDULE 13D

CUSIP No. 911822104

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                                    7.      SOLE VOTING POWER

                                                  None

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                     337,500
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON
   WITH                                           None

                                    10.     SHARED DISPOSITIVE POWER

                                                 337,500


          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            337,500

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            5.90%

          14.     TYPE OF REPORTING PERSON*
                  PN


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SCHEDULE 13D

CUSIP No. 911822104

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                337,500
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            337,500

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            337,500

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            5.90%

          14.     TYPE OF REPORTING PERSON*
                  IN


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SCHEDULE 13D

CUSIP No. 911822104

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                337,500
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            337,500

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            337,500

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            5.90%

          14.     TYPE OF REPORTING PERSON*
                  IN


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Item 1.  Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of US Facilities Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 650 Town Center Drive, Suite 1600, Costa Mesa, California 92626.

Item 2. Identity and Background

                  The Statement is being filed by (1) Kramer Spellman L.P., a Delaware limited partnership ("KS"), (2) Orin S. Kramer, a United States citizen, in his capacity as one of the two general partners of KS ("Mr. Kramer"), and (3) Jay Spellman, a United States citizen, in his capacity as one of the two general partners of KS ("Mr. Spellman"). KS, Mr. Kramer and Mr. Spellman are sometimes collectively referred to herein as the "Reporting Persons".

                  KS serves as a general partner to investment partnerships and as a discretionary investment manager to managed accounts. The principal offices of KS are located at 2050 Center Avenue, Suite 300, Fort Lee, New Jersey 07024, which is also the business address of Mr. Kramer and Mr. Spellman.

                  The shares of Common Stock which are the subject of this Statement are held directly by investment partnerships for which KS serves as the general partner and managed accounts for which KS serves as discretionary investment manager (collectively, the "Partnerships and Managed Accounts").


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                  None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  The Partnerships and Managed Accounts expended an aggregate of approximately $6,107,017 (including brokerage commissions, if any) to purchase the 337,500 shares of Common Stock held by them. The Partnerships and Managed Accounts regularly effect purchases of securities through margin accounts maintained for them with Morgan Stanley & Co. Incorporated, which extends margin credit to the Partnerships or Managed Accounts, as the case may be, as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in this margin account are pledged as collateral security for the repayment of debit balances in the account.

Item 4. Purpose of Transaction

                  The purpose of the acquisition of the shares of Common Stock by each of the Reporting Persons is for investment. Each

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Reporting Person may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time.

                  The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Company. From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy. However, none of the Reporting Persons intends to seek control of the Company or participate in the management of the Company.


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                  Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

                  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

                  (a)-(b)  On the date of this Statement:

                           (i)  Mr. Kramer has beneficial ownership for
purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 337,500 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 5.90% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS.

                           (ii)  Mr. Spellman has Beneficial Ownership of
337,500 of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 5.90% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

                           (iii)     KS has Beneficial Ownership of 337,500
shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of

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Common Stock.  Such shares represent 5.90% of the issued and outstanding
Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

                  The percentages used herein are calculated based upon the 5,723,098 shares of Common Stock stated to be issued and outstanding as of November 3, 1995, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

                  (c) The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were over-the-counter purchases.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Material to be Filed as Exhibits

                  Exhibit A:  Joint Filing Agreement among the Reporting
                              Persons.


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 1996.



                                            KRAMER SPELLMAN L.P.


                                            By:      /s/ Orin S. Kramer
                                                     Name: Orin S. Kramer
                                                     Title: a General Partner



                                            By:      /s/ Jay Spellman
                                                     Name: Jay Spellman
                                                     Title: a General Partner



                                                     /s/ Orin S. Kramer
                                                         Orin S. Kramer


                                                     /s/ Jay Spellman
                                                         Jay Spellman




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                                                              Schedule I


Date            Shares Purchased              Price Per Share
----            ----------------              ---------------

1/29/96                   55,000                  18.233
2/6/96                     5,000                  18.250
2/21/96                    5,000                  18.625
2/23/96                   18,000                  18.500
2/26/96                   50,000                  18.125
2/29/96                   15,000                  18.000
3/1/96                    25,000                  18.125
3/5/96                    10,000                  18.125
3/8/96                    20,000                  17.875
3/11/96                   14,500                  17.625
3/13/96                   25,000                  17.550
3/20/96                   25,000                  17.625
3/21/96                   12,500                  18.000
3/25/96                   10,000                  17.875
3/25/96                    8,000                  17.800


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Exhibit Index

Exhibit                                                            Page No.
-------                                                            --------
Exhibit A:        Joint Filing Agreement, dated                        13
                  March 28, 1996, among Kramer
                  Spellman, L.P., Orin S.
                  Kramer and Jay Spellman



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EXHIBIT A

                              JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13D dated March 28, 1996 with respect to the Common Stock of US Facilities Corporation is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.

                  This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.



Dated:  March 28, 1996



                                        KRAMER SPELLMAN L.P.


                                            By:/s/ Orin S. Kramer
                                            Name:  Orin S. Kramer
                                            Title: a General Partner


                                            By: /s/ Jay Spellman
                                            Name:   Jay Spellman
                                            Title: a General Partner


                                             /s/ Orin S. Kramer
                                                 Orin S. Kramer


                                             /s/ Jay Spellman
                                                 Jay Spellman